ELEMENTAL ROYALTY ANNOUNCES US$290 MILLION ACQUISITION OF ROYALTY AND STREAMING PORTFOLIO, STRATEGIC DIVESTMENT OF GENERATION BUSINESS AND MANAGEMENT SUCCESSION

September 21, 2026 - Denver, Colorado: Elemental Royalty Corporation (NASDAQ: ELE, TSX: ELE) ("Elemental" or the "Company") is pleased to announce that it has entered into agreements which, together, are expected to materially increase the scale and cash-generative capacity of the Company's royalty portfolio, simplify its corporate structure and reduce its ongoing cost base:

  Acquisition of Stream and Royalty Portfolio: Elemental has entered into definitive agreements with funds managed by Orion Mine Finance Management LP (collectively, "Orion") to acquire a high-quality portfolio of precious metals assets consisting of five streams and royalties for total consideration of US$290 million, with US$200 million in cash and US$90 million in equity (the "Acquisition"). The portfolio is expected to be immediately accretive to NAV per share, materially accretive to revenue per share, increases the Company's precious metals weighting and adds material exposure in North America.
  Strategic Divestment and Simplification: in conjunction with the portfolio Acquisition, Elemental announces that it has entered into a non-binding agreement with Carlin East Inc., ("Carlin East"), wherein Carlin East will acquire Elemental's Generation Business ("Generation Business"), comprising wholly-owned exploration projects and will take on management and shared ownership of the Company's Option Agreements and selected early stage exploration royalties related to the Generation Business (the "Strategic Divestment"). As consideration for the transaction, Elemental will acquire a cornerstone equity stake in Carlin East, and CEO and Director, David M. Cole, has resigned effective immediately to take up a leadership position at Carlin East. Current COO, President, and Founder of Elemental, Frederick Bell, has been appointed to the role of CEO and Director on the Board.

Highlights

  Immediately accretive stream and royalty portfolio acquisition materially increases Elemental's revenue, scale and exposure to high-quality producing precious metals assets, further adding to the Company's growth profile
  Enhances portfolio quality and diversification, Ruby Hill and Kouroussa will rank in the top five and top ten assets respectively in Elemental's portfolio, and increase the Company's exposure to Tier 1 jurisdictions
  Strategic Divestment of Generation Business allows Elemental to retain the existing portfolio of over 100 early-stage royalties accumulated over more than a decade and to participate as the largest shareholder in future royalty generation through ownership of Carlin East
  Reduction in Elemental G&A by over 25% with additional savings expected and streamlined company structure
  Management realignment to reflect this transition, with Frederick Bell, current COO and President, taking on the role of CEO and Director, as David M. Cole steps down to run Carlin East

Elemental Chairman, Juan Sartori, commented: "Together, these transactions mark important milestones in a defining year of growth for Elemental. Over the past twelve months we have exponentially increased the scale of the business, strengthened the quality of our portfolio through high-quality transactions including the combination with EMX, acquisition of Vizsla Royalties, and the Orion portfolio announced today. With these simultaneous transactions we create a larger, simpler and more focused royalty company while retaining the upside directly and indirectly from the Company's Generation Business. We will continue to deliver on our ambition of building a leading global royalty and streaming company with a dedicated growth trajectory."

Outgoing Elemental Chief Executive Officer, and current Executive Chairman of Carlin East, David M. Cole, commented: "An economic geologist at heart, I have worked throughout my career to create and deliver shareholder exposure to the fundamental value and optionality of mineral rights. With Carlin East's acquisition of the project generation arm, we will look to continue providing long-term compound growth as well as delivering value to our shareholders, which will include Elemental going forward.

Elemental Royalty Corporation | www.elementalroyalty.com

info@elementalroyalty.com

I am immensely proud of what we have built together over the last year following Elemental's merger with EMX. Our consolidation established a premium, mid-tier royalty company with a diverse portfolio of top tier royalties, and I look forward to seeing Fred take Elemental on to greater heights still."

Incoming Elemental Chief Executive Officer, Frederick Bell, commented: "The royalty portfolio we are acquiring is the eighth transaction the company has announced in the past twelve months. It is accretive on both a NAV and revenue basis, aligns the company with proven management teams, further diversifies our revenue base through three producing assets as well as adding a new cornerstone silver stream to our pipeline with i-80's Ruby Hill project in Nevada. The operators' track record of successful execution makes them stand out and increases the value we see in their future ability to unlock the exploration optionality that exists across their projects.

In parallel with new royalty and stream acquisitions, we have continued to execute transactions across the royalty generation portfolio with twenty-five projects partnered in the last year, one of the busiest periods for the Company's team, but one that largely falls under the radar as Elemental grows. We believe that by separating the Generation Business at this point we can realise value from within Elemental's existing portfolio while simultaneously reducing the Company's cost base, capital requirements and simplifying the corporate structure. A streamlined, simpler and increasingly cash-generative Elemental will emerge as the largest shareholder in a dedicated generation company led by a management team we know well.

Lastly, we are grateful to Dave Cole for his years of work and commitment helping the Company to reach this stage, and are pleased that he will remain a material shareholder moving forwards. Our focus remains firmly on execution, disciplined growth and converting the strength of our portfolio into enduring value for all our shareholders."

Conference Call and Webcast

Elemental will hold a conference call and webcast on Tuesday, September 22, 2026 at 11:00 a.m. Eastern Time (8 a.m. Pacific Time) to discuss these transactions.

The webcast registration can be accessed by visiting the Presentation and Events page on the Company's website at: https://www.elementalroyalty.com/investors/presentation-events/. An archived version of the webcast will be available on the website for one year following the webcast.

To register for the webcast, please follow the link below:

https://app.webinar.net/7yNKnVYqLA5

MATERIAL STREAM AND ROYALTY PORTFOLIO ACQUISITION

Elemental has acquired a portfolio of streams and royalties from Orion, including a silver stream on i-80 Gold Corp's Ruby Hill Complex, and a gold stream on Mansa Resources' Kouroussa Mine which will rank in the top five and top ten assets respectively in Elemental's portfolio. The Acquisition provides material and immediate uplift to the Company revenue base, with Kouroussa, La Negra, and Ruby Hill delivering cash flow from day one, further expanding and complementing Elemental's unmatched growth profile, with anticipated catalysts advancing Snowy River and the Homestake District toward production.

Overview of Assets

Asset	Operator	Location	Commodity	Stage	Royalty/ Stream
Ruby Hill Complex and Granite Creek	i-80 Gold Corp.	Nevada, USA	Gold, Silver	Producing	50% silver stream
Kouroussa	Mansa Resources	Guinea	Gold	Producing	5% gold stream
La Negra	Silverco Mining	Mexico	Ag-Pb-Zn-Cu	Producing	2.5% GR royalty
Snowy River	Endura Mining	New Zealand	Gold	Near-term production	1% gold stream
Homestake District	Dakota Gold	South Dakota, USA	Gold, Silver	Development	1% NSR royalty

Elemental Royalty Corporation | www.elementalroyalty.com

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Updated Guidance

Subject to completion of the Acquisition, the economic benefit of the three producing assets in the Orion Portfolio will accrue to Elemental from August 1, 2026. Reflecting the expected contribution from these assets, strong performance from the existing portfolio year to date and updated commodity-price assumptions, Elemental has updated its 2026 GEO sales guidance to 19,500 - 22,000 GEOs.

This increased guidance comprises an expected 18,000 - 20,500 GEOs from the existing Elemental portfolio, updated from 17,000 - 21,000 GEOs as at Q2 2026, and an incremental 1,500 GEOs expected from the Orion Portfolio for the period August 1, 2026, to December 31, 2026.

At assumed commodity prices of US$4,500 per ounce of gold and US$6.00 per pound of copper, Elemental expects 2026 revenue of US$89.8 - US$101.1 million.

The GEO and revenue guidance is presented on a gross basis. Under the Kouroussa stream, Elemental is required to make ongoing cash payments equal to 20% of the applicable gold price for each ounce delivered, which will be recorded as cost of sales.

Terms of the Acquisition & Timing

The total consideration for the Acquisition payable to Orion upon close of the transaction comprises US$200 million in cash and US$90 million in the form of 4,289,053 Elemental shares, representing approximately 5.6% of issued and outstanding shares in the Company. The Acquisition is subject to customary closing conditions, including Toronto Stock Exchange approval to list the Elemental consideration shares and, with respect to the Snowy River stream, customary regulatory approval from the New Zealand government.

The Acquisition is expected to complete in Q4 2026 or, with respect only to the Snowy River stream, up to Q1 2027.

Upsized Credit Facility

To fund the cash consideration for the Acquisition, Elemental has secured a commitment from National Bank of Canada to increase the committed amount available under the Company's existing revolving credit facility from US$150 million to US$250 million. The existing US$50 million accordion feature will be retained, providing potential total capacity of US$300 million, subject to additional lender commitments and the satisfaction of customary conditions.

The amended Facility is expected to become effective on or prior to completion of the Acquisition.

STREAMING AND ROYALTY PORTFOLIO ASSETS

The acquisition introduces several meaningful cash-flowing and development stage assets to Elemental's royalty portfolio:

Ruby Hill Complex and Granite Creek

Elemental is entitled to receive 50% of silver production from select assets owned and operated by i-80 Gold Corp. ("i-80"), which, inter alia, include the Archimedes, and Mineral Point properties, (collectively, "Ruby Hill Complex"), and the Granite Creek property, at a purchase price equal to 20% of the spot silver price. The stream is currently delivering from i-80's Archimedes property, with a step change in deliveries expected upon production commencing at Mineral Point, anticipated in 2031. Pursuant to the structure of the agreement, the stream steps down to 10% after delivery of 2.5 million ounces of silver (with 1.3 million ounces remaining) and has no further cap thereafter. Upon step-down, the Granite Creek property will be removed from the Elemental Area of interest ("AOI").

Elemental Royalty Corporation | www.elementalroyalty.com

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The 100% owned Ruby Hill Complex and Granite Creek properties are located in northern Nevada, USA, a tier one mining jurisdiction. The properties are located along the prolific Getchell and Battle Mountain-Eureka gold trends, close to established mining infrastructure and major operations including Nevada Gold Mines' Turquoise Ridge and Twin Creeks mines. Granite Creek includes an operating high-grade underground mine and a large open-pit development project, while the Ruby Hill Complex includes the Archimedes underground mine and the Mineral Point open-pit gold-silver development project. The stream includes the entire Ruby Hill complex, which covers ~14,272 acres, providing exposure to high-grade polymetallic exploration zones including Blackjack, Jackson, and Hilltop, among others.

i-80 is well-capitalised following a US$775 million financing package secured in March 2026, providing financial flexibility and capex requirements to fast-track development at Mineral Point, with an extensive drill programme already underway, designed to support an updated resource estimate and technical report for the property.

Kouroussa

Elemental will receive 5% of gold production from the Kouroussa Gold Mine, operated by Mansa Resources ("Mansa"), at a purchase price equal to 20% of the prevailing gold spot price. Pursuant to the agreement, the stream steps down to 2.5% upon the later of either: November 2037, or on the total delivery of 39,800 ounces of gold under the stream. Once the stream steps down, there will be no associated cap. Mansa has a has a one-time buyback right exercisable before November 2028 to reduce the stream percentage in half by paying US$22,500,000 to Elemental.

The Kouroussa Gold Mine is located near the town of Kouroussa in eastern Guinea, approximately 440km east of Conakry, within the highly prospective Siguiri Basin. Kouroussa is a high-grade, producing open-pit gold mine and the flagship asset within Mansa's portfolio. The operation is centred on the Koekoe deposit, with additional mineralisation identified across several nearby deposits and significant potential for further resource expansion.

Mansa is a private west African gold producer, formed through major shareholder, Nioko Resources Corporation's take-private of Hummingbird Resources plc in March 2025. Mansa also own and operate the development-stage Dugbe project in Liberia, over which Elemental has a 2-2.5% NSR Royalty.

La Negra

Elemental has acquired an uncapped 2.5% Gross Revenue Return ("GRR") royalty over a total acreage of 829km2, encompassing the entirety of the La Negra underground polymetallic mine in Mexico, owned by Silverco Mining ("Silverco") (TSXV: SICO).

The La Negra Mine is located in Querétaro State, central Mexico, approximately 150km by paved road from Querétaro City. Now 100% owned by Silverco Mining, La Negra is a producing underground silver-lead-zinc-copper mine with an operating history dating back to 1971. Operations were restarted in 2024, and Silverco is focused on increasing throughput at the mill to reach nameplate capacity of ~2,500tpd / ~900ktpa, and will look to update the resource and Mine Plan and expanding the mineralized system through exploration.

Silverco is a growing Mexico-focused silver producer, with a demonstrated history of success in building and leading mining companies across both board and management teams.

Snowy River

Elemental is entitled to receive 1% of gold production from the construction-stage Snowy River Gold Project, being developed by operator Endura Mining ("Endura"). Pursuant to the agreement, the stream is effectively capped upon reaching 675koz of gold.

The Snowy River Gold Project is located near Reefton on the West Coast of New Zealand's South Island, on the site of the historic Blackwater Mine. Fully permitted, Snowy River is a high-grade underground gold project and Endura's flagship development asset. Underground development and processing plant construction are underway, with first gold targeted for December 2026, and annual production of 60+koz per year thereafter. The project is expected to re-establish large-scale gold production in the historic Reefton Goldfield and form the foundation of Endura's broader growth strategy.

Elemental Royalty Corporation | www.elementalroyalty.com

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Endura is a privately owned mining company led by a team with proven track record of building and running gold companies with strong shareholder alignment. Endura Mining is well capitalised to complete construction, with strong support from major shareholders AustralianSuper and Orion Resource Partners.

Homestake District

Elemental's interest comprises two separate 1% Net Smelter Return ("NSR") royalties over several properties in the Homestake District, South Dakota, USA, owned and operated by Dakota Gold Corp. ("Dakota Gold") (NYSEAM: DC). The properties include coverage over Dakota Gold's flagship asset, Richmond Hill, a development-stage, large scale gold-silver open-pit heap-leach project, and numerous other mining claims throughout the Homestake District.

The Richmond Hill Gold Project is located near Lead, South Dakota, within the historic Homestake Mining District and 4km north of Coeur Mining's producing Wharf Mine. The brownfield project is primarily located on previously mined private land, and benefits from existing infrastructure, with first production anticipated in 2029, with substantial potential for further resource expansion.

Dakota Gold is led by an experienced management and leadership team with strong local knowledge and proven track record with operational success at the Homestake and Wharf mines. The company is well capitalized for development through the completion of the feasibility study, anticipated in H1 2027.

The royalties provide district scale optionality and add further upside to Elemental's unmatched growth profile.

STRATEGIC DIVESTMENT AND SIMPLIFICATION

Divestment of Project Generation Arm

Concurrent to the portfolio Acquisition, Elemental announces that it has entered into a non-binding agreement with Carlin East, wherein Carlin East will acquire the Company's Generation Business, while managing and sharing economic interests in a number of Option Agreements and  20 early-stage exploration royalties related to the Generation Business. Upon completion, the associated business infrastructure and certain members of the management and technical team currently working across Elemental's project generation team, will join Carlin East.

Corporate Overview and Terms

Pursuant to the agreement, Elemental will receive shares in Carlin East with a deemed value of US$8.5 million, expected to represent approximately 19.9% on a post-financing basis. Further to this, Elemental will, inter alia, retain 50% of all existing and future production royalties arising from transferred alliance agreements, transferred option agreements and transferred royalties; and receive 50% of certain royalty buyback proceeds. From 2027 to 2030, Carlin East retains the first US$1.5 million of annual cash portfolio payments, with Elemental receiving all cash payments above that threshold. From 2031 onwards, Carlin East will receive 100% of the portfolio payments. Generation costs between term-sheet signing and closing, and certain transfer taxes and duties, will be shared 50/50 between Elemental and Carlin East, subject to the definitive documentation surrounding the transaction.

Carlin East, which will remain a private entity, intends to complete an equity financing alongside the transaction.

Financial Upside to Elemental

Elemental has now reached a size and scale where value proposition has evolved to reflect a focus on sourcing cash-generative royalties and streams; this divestment therefore improves operating leverage and increases free cash flow conversion.

Elemental Royalty Corporation | www.elementalroyalty.com

info@elementalroyalty.com

As a result of the Strategic Divestment of the generation business, Elemental will reduce company headcount by over 50%, with the transfer of generation offices and personnel in North America, Fennoscandia, Serbia, Turkey, and North Africa. Pursuant to this, Elemental anticipates a reduction in annual cash expenses of approximately US$6 million, or approximately 25% of current projected annual cash expenditures, with further efficiencies expected over time.

Following completion of the transaction and Strategic Divestment, Elemental will have a more streamlined corporate structure, materially lower cost base, enhanced immediate and near-term revenue and a larger portfolio of producing royalties, while retaining meaningful exposure to long term optionality through the generation model and cornerstone equity investment in Carlin East.

Management Transition

As part of the Strategic Divestment, David M. Cole has resigned as Chief Executive Officer and Director on the Board with immediate effect, in order to take on the full-time role of Executive Chair of Carlin East, where his extensive technical expertise, entrepreneurial track record, and knowledge of the generation portfolio will support the next stage of its development.

Frederick Bell has been appointed Chief Executive Officer of Elemental, and Director on the Board, having most recently served as President and Chief Operating Officer following the combination of Elemental and EMX. Frederick is a founder of Elemental and was previously Chief Executive Officer from 2017 until 2025.

Elemental Chairman, Juan Sartori, commented: "On behalf of the Board, I would like to thank Dave for his leadership and the contribution he has made to Elemental. Dave has helped shape the business we have today and it has been a pleasure to work with him over the past year. We are delighted that his experience and entrepreneurial approach will continue to benefit the Company through our cornerstone shareholding and shared interests in Carlin East, where the generation business will continue.

At the same time, we are very pleased to welcome Fred back to the role of CEO, a position he held from Elemental's founding. Fred has played a central role in the Company's development, with a track record of consistently identifying and executing accretive transactions and leading a step-change in Elemental's scale, asset quality and market position. We have great confidence in Fred's leadership and his ability to continue to add shareholder value by building on the strong foundations established."

Conditions to Close & Timing

Completion remains subject to, among other things, the negotiation and execution of definitive documentation between Elemental and Carlin East, completion of Carlin East's concurrent financing and satisfaction of other customary conditions. Elemental will look to complete this divestment in October 2026, currently contemplated no later than October 31, 2026, subject to confirmation and extension by agreement.

Advisors

McCarthy Tétrault LLP is acting as legal advisor to Elemental. Troutman Pepper Locke LLP is acting as U.S. legal counsel to Elemental.

National Bank of Canada Capital Markets is acting as financial advisor to Orion. Torys LLP is acting as legal advisor to Orion.

Davis Graham & Stubbs LLP is acting as legal advisor to Carlin East.

Qualified Person

The scientific and technical information contained in this news release has been reviewed and approved by Michael Sheehan, an employee of the Company and a "Qualified Person" as defined in NI 43-101.

Elemental Royalty Corporation | www.elementalroyalty.com

info@elementalroyalty.com

For further information, contact:

Frederick Bell	info@elementalroyalty.com
CEO

Tara Vivian-Neal	investor@elementalroyalty.com
Investor Relations

www.elementalroyalty.com

Phone: +1 (604) 688-6390

NASDAQ: ELE | TSX: ELE | ISIN: CA28620K1066 | CUSIP: 28620K1066

About Elemental Royalty Corporation

Elemental is a mid-tier, gold-focused streaming and royalty company with a globally diversified portfolio of approximately 20 producing assets and more than 260 royalties, anchored by cornerstone assets and operated by world-class mining partners. The Company's disciplined capital allocation and investment strategy combines immediate cash flow with significant embedded growth, providing a differentiated pathway to long-term value creation. Elemental benefits from a high-quality and diversified asset base, strong organic growth potential and sector-leading management expertise.

Elemental trades on Nasdaq and on the Toronto Stock Exchange under the ticker Symbol "ELE".

Cautionary Note Regarding Forward-Looking Statements

This news release contains certain "forward-looking statements" and certain "forward-looking information" as defined under applicable United States and Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as "may", "will", "should", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans" or similar terminology (including negative and grammatical variations thereof).

Forward-looking statements and information include, but are not limited to, statements regarding completion of the Acquisition and other transactions described in this news release, including any required approvals, and the timing thereof; future royalties and future consideration payments or issuances of shares, or other statements that are not statements of fact. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

References to nearby mines, deposits and projects are provided for geological and regional context only. Mineralization on nearby or adjacent properties is not necessarily indicative of mineralization on the properties in which Elemental holds, or has agreement to acquire, a royalty interest.

Elemental Royalty Corporation | www.elementalroyalty.com

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Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Elemental to control or predict, that may cause Elemental's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the ability of the relevant parties to complete the Acquisition and the other transactions described in this news release; the receipt of approvals necessary for, and the satisfaction of other closing conditions to, the Acquisition; the impact of general business and economic conditions, the absence of control over the mining operations from which Elemental will receive royalties, risks related to international operations, government relations and environmental regulation, the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with Elemental's expectations; accidents, equipment breakdowns, title matters, labour disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties. For a discussion of important factors which could cause actual results to differ from forward-looking statements, refer to the annual information form of Elemental for the year ended December 31, 2025. Elemental undertakes no obligation to update forward-looking statements and information except as required by applicable law. Such forward-looking statements and information represent management's best judgment based on information currently available. No forward-looking statement or information can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

Neither The Nasdaq Stock Market LLC nor the Toronto Stock Exchange, nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange), accepts responsibility for the adequacy or accuracy of this news release.

Elemental Royalty Corporation | www.elementalroyalty.com

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